Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

February 2, 2016

Ms. Jennifer Gowetski

United States Securities and Exchange Commission

Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549-7010

Re:	Lightstone Value Plus Real Estate Investment Trust III, Inc.
Pre-Effective Amendment No. 1 to Post-Effective Amendment No. 2 to Form S-11
Filed December 29, 2015
File No. 333-195292

Dear Ms. Gowetski:

On behalf of our client, Lightstone Value Plus Real Estate Investment Trust III, Inc. (the “Company”), we are submitting this letter in response to the telephonic comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) on January 15, 2016, with respect to Pre-Effective Amendment No. 1 to Post-Effective Amendment No. 2 to the Registration Statement on Form S-11 (the “Post-Effective Amendment”) filed by the Company with the Commission on December 29, 2015 (No. 333-195292) (the “Registration Statement.

Certain of the Staff’s comments call for explanation of, or supplemental information as to, various matters relating to disclosures provided in the Registration Statement. Responses to these comments have been provided by the Company to us and are set forth in this letter. The Company’s responses are set forth below.

General

1.	The Staff requested that, going forward, the Company include in its Post-Effective Amendments filed pursuant to the undertaking in Section 20.D. of Industry Guide 5 a discussion regarding cumulative FFO compared to cumulative distributions and a brief statement as to how this is dilutive.

At the Staff’s request, going forward the Company will include a more fulsome discussion regarding cumulative FFO compared to cumulative distributions. The Company will also include a reference to the risk factor described in response to the Staff’s comment 2 below, which risk factor will describe the dilutive impact of distributions that are not covered by FFO. The Company will include the additional language in future Post-Effective Amendments filed pursuant to the undertaking in Section 20.D. of Industry Guide 5 in the future. The Company will also revise the distribution language in its next 424(b) filing to clarify that the cumulative distribution table does not present data in thousands.

2.	The Staff requested that, going forward, the Company add or update, as applicable, in its Post-Effective Amendments filed pursuant to the undertaking in Section 20.D. of Industry Guide 5, a risk factor that discloses the percentage of distributions, if any, that is not covered by cash flow from operations or full fiscal year or stub FFO.

Going forward, the Company will include a risk factor that discloses the percentage of distributions that is not covered by cash flow from operations and describes the dilutive impact of distributions that are not covered by FFO as requested. The Company will also include the risk factor in future Post-Effective Amendments filed pursuant to the undertaking in Section 20.D. of Industry Guide 5 in the future.

Share Repurchase Program

3.	The Staff requested that the Company confirm that no share repurchase requests have been received by the Company pursuant to the Company’s share repurchase program.

The Company confirms that it has not received any share repurchase requests pursuant to the Company’s share repurchase program as of December 31, 2015.

Estimated Use of Proceeds

4.	The Staff requested an explanation regarding the Company’s decision to remove the minimum offering column from the Estimated Use of Proceeds table in the prospectus.

The Company satisfied the minimum offering threshold in late 2014 and has received over $33.0 million dollars in offering proceeds to date. Based on those factors, the Company believes that the minimum offering column is no longer relevant to investors.

Estimation of NAV and Subordinated Participation Interests

5.	The Staff requested that, going forward, the Company disclose the portion of NAV comprised of cash or real property received from the sale of subordinated participation interests to the special limited partner.

At the Staff’s request, the Company will include in future filings that disclose NAV disclosure of both total NAV and the portion of NAV covered by cash or real property received from the special limited partner from the sale of subordinated participation interests.

6.	The Staff requested support for statements in the Post-Effective Amendment that subordinated participation interests held by the special limited partner will be valued at $0 until the Company’s estimated NAV exceeds the aggregate amount received from investors plus a cumulative, pre-tax non-compounded annual return of 6.0%.

As disclosed in the Post-Effective Amendment, the Company will estimate NAV based on an assumed hypothetical liquidation of the Company. The subordinated participation interests entitle the special limited partner to certain distributions upon liquidation as described in the Post-Effective Amendment, but only after the Company’s investors have received distributions equal to the aggregate amount invested by investors plus a cumulative, pre-tax non-compounded annual return of 6.0%. Therefore, when estimating NAV the Company will value the subordinated participation interests at $0 until the value of the Company’s assets less its liabilities exceeds the foregoing hurdle because the special limited partner would receive no distribution on its subordinated participation interests in the hypothetical liquidation.

The Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your prompt attention to this letter responding to the Staff’s comments. Please direct any questions concerning this response to the undersigned at (212) 969-3445.

Very truly yours,

PROSKAUER ROSE LLP

By:	/s/ Peter M. Fass
Peter M. Fass